HIVE Blockchain Announces Filing of

Prospectus Supplement and Automatic

Exercise of Special Warrants

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated January 27, 2021.

Vancouver, British Columbia--(Newsfile Corp. - January 7, 2022) - HIVE Blockchain Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: HBF) (the "Company" or "HIVE") is pleased to announce that is has filed a prospectus supplement (the "Prospectus Supplement") dated January 7, 2022 to its amended and restated final short form base shelf prospectus dated January 4, 2022 with the securities regulatory authorities in in each Province of Canada, except Québec, in connection with its private placement of 19,170,500 special warrants (the "Special Warrants") completed on November 30, 2021 (the "Offering"). The Prospectus Supplement qualifies for distribution 19,170,500 units (the "Units") issuable upon the automatic exercise of the Special Warrants for no additional consideration. Stifel GMP acted as lead underwriter and sole bookrunner in connection with the Offering, with a syndicate including BMO Capital Markets, Canaccord Genuity Corp. and PI Financial Corp.

In accordance with the terms of a special warrant indenture dated November 30, 2021 between the Company and TSX Trust Company, as a result of filing the Prospectus Supplement and the satisfaction of the qualification deadline, effective on or around January 11, 2022, each Special Warrant will be automatically be exercised into one Unit comprised of one common share of the Company (a "Share") and one-half of one common share purchase warrant (each whole common share purchase warrant being a "Warrant"). Each Warrant is exercisable for one Share on or before May 30, 2024 at an exercise price of $6.00 per Share. For further information on the Special Warrants, please see the Company's news release dated November 30, 2021, a copy of which is available on SEDAR (www.sedar.com).

A copy of the Prospectus Supplement, including the documents incorporated by reference therein, is available under the Company's SEDAR profile at www.sedar.com.

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation to buy any securities in any jurisdiction.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, statements with respect to information about the Offering and the use of proceeds, the issuance of a final receipt by the BCSC in connection with the amended and restated (final) short form base shelf prospectus, the filing of the prospectus supplement with the BCSC, potential dilution and application of the Penalty Provision; business goals and objectives of the Company; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to deploy the proceeds of the Offering to achieve corporate objectives or otherwise advance the progress of the Company, and the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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